UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gannon, John Timothy
   2202 North Westshore Boulevard, 5th Floor
   Tampa, Florida  33607
   United States
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/20/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |7,441,075(1)       |I     |(2)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/20/|S   |-|2,400             |D  |$34.98     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/20/|S   |-|1,600             |D  |$34.97     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/20/|S   |-|3,000             |D  |$34.92     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/20/|S   |-|3,000             |D  |$34.08     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   |-|2,000             |D  |$35.10     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   |-|300               |D  |$35.16     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   |-|1,700             |D  |$35.15     |                   |      |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   | |600               |D  |$35.05     |                   |      |                           |
1                          |03    |    |-|                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   | |2,400             |D  |$35.02     |                   |      |                           |
1                          |03    |    |-|                  |   |           |                   |      |                           |
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Common Stock, par value $.0|03/21/|S   |-|3,000             |D  |$34.91     |625,000(1)         |D     |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Forward Sale Contract |(3)     |11/05|J(3)|-|1 -        |A,D|11/05|11/05|Common Stock|350,000|(3)    |1(1)        |D  |-           |
(right to sell)       |        |/01  |    | |           |   |/03  |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) Owned by Multi-Venture Partners, Ltd., a Nevada limited partnership ("MVP"), of which Mr. Gannon is a Limited
Partner.
(3) On November 5, 2001, the reporting person entered into a pre-paid forward sales contract. Upon the termination date, November 5, 2003, the reporting person will deliver up to 350,000 shares of common stock, based on the closing price of the common stock on that date. At the reporting person's option, he may deliver an amount in cash equal to the value of common stock to be delivered. The reporting person received proceeds of
$8,911,000 pursuant to the contract.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
03/21/03